James A. McCrea
306 – 10743 139th Street
Surrey, B.C.

August 10, 2009

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
The Manitoba Securities Commission
Ontario Securities Commission
Nova Scotia Securities Commission
New Brunswick Securities Commission
Securities Commission of Newfoundland and Labrador
Prince Edward Island Securities Office
United States Securities and Exchange Commission

Ladies and Gentlemen:

Re: Silver Standard Resources Inc. – Consent of Expert

Reference is made to my technical report dated 21 May 2007 titled Technical Report on the La Pitarrilla Property, Durango, Mexico, my technical report dated 29 September 2008 titled Technical Report on Mina Pirquitas, Silver, Tin, and Zinc Project, Jujuy Province, Argentina, my technical report dated 26 October 2005 titled Technical Report on the Berenguela Property, my technical report dated 18 March 2004 titled Resource Update Bowdens Property and the material change report of the Company dated 24 June 2009 (the “Reports”).

In connection with the Short Form Base Shelf Prospectus dated February 18, 2009, all supplements thereto and all documents incorporated by reference therein (collectively, the “Prospectus”) and the Registration Statement on Form F-10 dated February 10, 2009 and any amendments thereto, including any post-effective amendments (collectively, the “Registration Statement”), I, James A. McCrea, consent to the use of my name and references to the Reports, or portions thereof, in the Prospectus and the Registration Statement and to the inclusion or incorporation by reference of information derived from the Reports in the Prospectus and Registration Statement.

I have read the Prospectus and the Registration Statement and have no reason to believe that there are any misrepresentations in the information contained therein that are derived from the Reports or that are within my knowledge as a result of the preparation of the Reports.

Yours truly,

/s/ James A. McCrea
James A. McCrea, B.Sc., P. Geo.